UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sonoran Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83568V 10 1

(CUSIP Number)

Peter Rosenthal

14180 Dallas Parkway, Ste 400

Dallas, TX 75254

(214) 389-3480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [NONE]

1.	Names of Reporting Persons CUBUS APS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 216,500,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 216,500,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,500,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.03% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of (i) 66,500,000 shares of common stock, no par value per share (the “Common Stock”) of Sonoran Energy, Inc. (the “Company”), (ii) an eight-year warrant to purchase up to 30,000,000 shares of Common Stock of the Company at an exercise price of $0.10 per share, which warrant is exerciseable immediately, (iii) 1,500,000 shares of Series A convertible preferred stock, no par value per share (the “Preferred Stock) of the Company, with each share of Preferred Stock convertible into 20 shares of Common Stock, and (iv) a five-year warrant (“Preferred Stock Warrant”) to purchase up to 4,500,000 shares of Preferred Stock at an exercise price of $1.00 per share, which Preferred Stock Warrant is exerciseable immediately.  The shares of Preferred Stock will be immediately convertible into shares of Common Stock upon approval of the shareholders of the Company of an amendment to the Articles of Incorporation to increase the number of authorized but unissued shares of Common Stock that is sufficient to effect the conversion of all then outstanding shares of Preferred Stock held by the Reporting Persons.

(2) Assumes (i) conversion of 1,500,000 shares of Preferred Stock into 30,000,000 shares of Common Stock, (ii) the exercise of the Preferred Stock Warrant into 4,500,000 shares of Preferred Stock, (iii) the conversion of 4,500,000 shares of Preferred Stock into 90,000,000 shares of Common Stock, which shares of Preferred Stock were acquired as a result of the exercise of the Preferred Stock Warrant, and (iv) the exercise of the warrant to purchase 30,000,000 shares of Common Stock.

(3) Based on 182,944,904 shares of Common Stock outstanding as of January 31, 2008.

CUSIP No. [NONE]

1.	Names of Reporting Persons JH Holding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 216,500,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 216,500,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,500,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.03% (3)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. [NONE]

1.	Names of Reporting Persons Jorgen Hallundbaek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 216,500,000 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 216,500,000 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,500,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.03% (3)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to shares of the Common Stock of the Company and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 14180 Dallas Parkway, Ste 400, Dallas, TX 75254.  This Amendment amends the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by the Reporting Persons (as defined below) on December 14, 2006, as amended on April 24, 2007 and December 10, 2007.

Item 2.	Identity and Background

(a) Name. This Amendment is being filed jointly by CUBUS APS (“Cubus”), JH Holding (“JH”) and Jorgen Hallundbaek (collectively, the “Reporting Persons”).  Cubus is a company organized under the laws of Denmark, and is a company which invests in public and private entities.  JH is a company organized under the laws of Denmark, and is a holding company that manages assets and investments.  Mr. Hallundbaek is the sole owner of JH which is the sole owner of Cubus.  Mr. Hallundbaek is the president of JH and Cubus.

(b) Residence or Business Address. The business address of Cubus and Mr. Hallundbaek is Gydevang 25, DK-3450 Allerod, Denmark.  The business address of JH is Haregabsedj 15, DK-3230 Grasted, Denmark.

(c) Principal Occupation and Business Address. The principal business of Cubus is making investments and managing assets.  The principal business of JH is making investments and managing assets.   Mr. Hallundbaek’s principal occupation is serving as president of JH and Cubus.

(d) Five Year Criminal Proceedings History. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Five Year Civil Proceedings History. The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. Mr. Hallundbaek is a citizen of Denmark.  Cubus and JH are companies organized under the laws of Denmark.

Item 3.	Source and Amount of Funds or Other Consideration

Thirty million shares of Common Stock and the warrant (“Common Stock Warrant”) to initially purchase fifty million shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Cubus pursuant to a Common Stock Subscription Agreement entered into, by and between the Company and Cubus, on December 4, 2006 for an aggregate purchase price of Three Million U.S. Dollars ($3,000,000) (the “Agreement”).

Ten million shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Cubus pursuant to a Common Stock Subscription Agreement entered into, by and between the Company and Cubus, on April 24, 2007 for an aggregate purchase price of One Million U.S. Dollars ($1,000,000).

On June 27, 2007 the Reporting Persons partially-exercised the Common Stock Warrant for ten million shares of Common Stock at an exercise price of $0.10 per share for an aggregate purchase price of One Million U.S. Dollars ($1,000,000).  The ten million shares of Common Stock were acquired with working capital of Cubus.

On November 5, 2007 the Reporting Persons partially-exercised the Common Stock Warrant for ten million shares of Common Stock at an exercise price of $0.10 per share for an aggregate purchase price of One Million U.S. Dollars ($1,000,000).  The ten million shares of Common Stock were acquired with working capital of Cubus.

Six million five hundred thousand shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Cubus pursuant to a Common Stock Subscription Agreement entered into, by and between the Company and Cubus, on November 30, 2007 for an aggregate purchase price of Six Hundred Fifty Thousand U.S. Dollars ($650,000) (the “Common Stock Transaction”).

One million five hundred thousand shares of Preferred Stock and the Preferred Stock Warrant were acquired with working capital of Cubus pursuant to a Preferred Stock Subscription Agreement entered into, by and between the Company and Cubus, on May 6, 2008 for an aggregate purchase price of One Million Five Hundred Thousand U.S. Dollars ($1,500,000) (the “Preferred Stock Transaction”).  The shares of Preferred Stock will be immediately convertible into shares of Common Stock upon approval of the shareholders of the Company of an amendment to the Articles of Incorporation to increase the number of authorized but unissued shares of Common Stock that is sufficient to effect the conversion of all then outstanding shares of Preferred Stock held by the Reporting Persons.

Item 4.	Purpose of Transaction

The purpose of this Amendment is to report that since the filing of the Statement on December 14, 2006, as amended on April 26, 2007 and December 10, 2007, a material change has occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, on a fully diluted basis, as a result of  the Preferred Stock Transaction.

On May 6, 2008 the Company completed a private placement of preferred equity in the aggregate amount of $3,000,000.  Pursuant to the terms of the offering, the Company issued 3,000,000 shares of Preferred Stock and warrants to purchase up to 9,000,000 shares of Preferred Stock to certain accredited investors, including Cubus.  The warrants will expire in five years, and are exerciseable at $1.00 per share.  As further described in Item 4 “Preferred Stock Transaction”, Cubus purchased 1,500,000 shares of Preferred Stock and the Preferred Stock Warrant in the offering for an aggregate purchase price of One Million Five Hundred Thousand U.S. Dollars ($1,500,000).

For more information on the terms of the offering, please see the Company’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission on March 14, 2008.

On November 20, 2007 the Company entered into a Credit Agreement with Standard Bank PLC and Nordkap Bank AG, granting the Company a credit facility of up to $15,000,000, over a three-year period, with an initial availability of $12,000,000 (the “Credit Financing”).  As a condition precedent to closing the Credit Agreement, the Company was required to raise an aggregate of $3,000,000 in proceeds from the sale of the Company’s equity since September 6, 2007.  As described in Item 3. above, Cubus partially-exercised the Common Stock Warrant for ten million shares of Common Stock for One Million U.S. Dollars (the “Warrant Exercise”).  Additionally, as described in Item 3. above, Cubus subscribed for the purchase of six million five hundred thousand shares of Common Stock for Six Hundred Fifty Thousand U.S. Dollars.  The Company raised the balance of $1,350,000 through a second private placement exempt from registration under the Securities Act of 1933, as amended.

For more information on the terms of the Credit Financing, please see the Company’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission on December 4, 2007.  For more information on the terms of the Common Stock Transaction, please see the Company’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission on December 6, 2007.

The Reporting Persons acquired the shares of the Preferred Stock and the Preferred Stock Warrant in the Preferred Stock Transaction for investment purposes.  The Reporting Persons acquired shares of Common Stock from the Warrant Exercise and Common Stock Transaction in part to help the Company close the Credit Financing.  The Reporting Persons acquired all of the Common Stock beneficially owned by them for investment because they believe that the market price of the Common Stock does not adequately reflect its intrinsic value.

Although none of the Reporting Persons has any specific plan or present proposal to acquire additional shares of Preferred Stock or Common Stock or to dispose of the Preferred Stock or Common Stock, each of the Reporting Persons at any time and from time to time may acquire additional Preferred Stock or Common Stock or dispose of any or all of their Preferred Stock or Common Stock.  In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Preferred Stock and Common Stock, other investment and business opportunities available to the Reporting Person, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions.

The Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company.  The Reporting Persons may discuss ideas that, if effected, may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including, but not limited to, the acquisition by persons of additional Preferred Stock or Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

Although the Agreement grants Cubus the right to appoint one member to the board of directors of the Company, Cubus has, as of the date of this filing, elected not to exercise its right.  Additionally, the Agreement requires approval by Cubus of Certain Extraordinary Corporate Events (as defined in the Agreement) including, but not limited to, the distribution of dividends to shareholders of the Company, the entry of any indebtedness, the entry of any merger or acquisition of any Person (as defined in the Agreement) for a purchase price in excess of $50,000 and the amendment to the organizational documents of the Company.  However, Cubus consented to the Company’s execution and entry into the Credit Financing.  For more information, please see the Company’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission on December 4, 2007.

Except to the extent the foregoing, including the Preferred Stock Transaction, Common Stock Transaction, Warrant Exercise and Credit Financing, may be deemed a plan or proposal, none of the Reporting Persons currently have specific  plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but, except to the extent the foregoing may be deemed a plan or proposal, they have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Cubus may be deemed to beneficially own an aggregate of 216,500,000 shares of Common Stock, consisting of (i) 66,500,000 shares of Common Stock, (ii) 30,000,000 shares of Common Stock underlying the Common Stock Warrant, (iii) 30,000,000 shares of Common Stock after conversion of the shares of Preferred Stock, and (iv) 90,000,000 shares of Common Stock underlying the Preferred Stock Warrant, representing approximately 65.03% of the issued and outstanding shares of Common Stock of the Company.

As of the date hereof, JH may be deemed to beneficially own an aggregate of 216,500,000 shares of Common Stock, consisting of (i) 66,500,000 shares of Common Stock, (ii) 30,000,000 shares of Common Stock underlying the Common Stock Warrant, (iii) 30,000,000 shares of Common stock after conversion of the 1,500,000 shares of Preferred Stock, and (iv) 90,000,000 shares of Common Stock underlying the Preferred Stock Warrant, representing approximately 65.03% of the issued and outstanding shares of Common Stock of the Company.

As of the date hereof, Mr. Hallundbaek may be deemed to beneficially own an aggregate of 216,500,000 shares of Common Stock, consisting of (i) 66,500,000 shares of Common Stock, (ii) 30,000,000 shares of Common Stock underlying the Common Stock Warrant, (iii) 30,000,000 shares of Common Stock after conversion of the 1,500,000 shares of Preferred Stock, and (iv) 90,000,000 shares of Common Stock underlying the Preferred Stock Warrant, representing approximately 65.03% of the issued and outstanding shares of Common Stock of the Company.

(b) The Reporting Persons have shared voting power over and shared power to dispose of 216,500,000 shares of Common Stock.
(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock or Preferred Stock during the 60 days preceding the date hereof.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in this report, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
* Exhibit 1 Joint Filing Exhibit

* filed previously.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2008

CUBUS APS

/s/ Steve Peterson
Jorgen Hallundbaek, President
By: Steve Peterson, duly authorized under
Power of Attorney filed previously

JH HOLDING

/s/ Steve Peterson
Jorgen Hallundbaek, President
By: Steve Peterson, duly authorized under
Power of Attorney filed previously

/s/ Steve Peterson
Jorgen Hallundbaek
By: Steve Peterson, duly authorized under
Power of Attorney filed previously

EXHIBIT INDEX

* Exhibit 1             Joint Filing Exhibit

* filed previously